SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________
Amendment No. 2

TIER REIT, INC.
(Name of Subject Company)

MACKENZIE REALTY CAPITAL, INC.
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Realty Capital, Inc.	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$2,000,000	$257.60

*	For purposes of calculating the filing fee only. Assumes the purchase of 1,000,000 Shares at a purchase price equal to $2.00 per Share in cash
[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $257.60
Form or Registration Number: SC TO-T/A
Filing Party: MacKenzie Realty Capital, Inc.
Date Filed: June 20, 2014

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

TENDER OFFER

AMENDMENT NO. 2 TO TENDER OFFER

This Amendment No. 2 to Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MacKenzie Realty Capital, Inc. (collectively the “Purchasers”) to purchase shares of common stock (the “Shares”) in TIER REIT, Inc. (the “Corporation”), the subject company, at a purchase price equal to $2.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated June 6, 2014 (the “Offer Date”) and the related Assignment Form.

This Offer was previously amended by Amendment No. 1, but when that amendment was filed with the SEC on its EDGAR database, one of the codes was improperly entered, causing the amendment to show up as an initial tender offer instead of an amendment.  This Amendment amends Amendment No. 1 to clarify that it was indeed an Amendment.

This Offer resulted in the tender by shareholders, and acceptance for payment by the Purchasers, of total of approximately 1,401,000 Shares. Pursuant to Rule 14e-1(b), the Purchasers increased the number of Shares they were offering to purchase to approximately 1,401,000 Shares in order to purchase all such Shares.  Following purchase of all the tendered Shares, the Purchasers will own an aggregate of approximately 2,209,000 Shares, or approximately 0.7% of the total outstanding Shares.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           July 14, 2014

MacKenzie Realty Capital, Inc.

By: /s/ Chip Patterson
Chip Patterson, Secretary